FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of July 6, 2007

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated July 6, 2007 regarding Pixelplus’ Reporting of Financial Results for Fiscal First Quarter 2007

Exhibit 99.1

Pixelplus Reports Financial Results for Fiscal First Quarter 2007

Press Release

SEOUL, South Korea, July 6, 2007 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced unaudited financial results for the first quarter of fiscal 2007, which ended on March 31, 2007.

Revenue for the first quarter of fiscal 2007 was US$4.4 million, compared to US$7.5 million in the fourth quarter of fiscal 2006, and US$10.3 million in the first quarter of fiscal 2006.

Net loss in the first quarter of fiscal 2007 was US$1.1 million, or a net loss of US$0.09 per diluted ADS, compared to a net loss of US$5.4 million, or a net loss of US$0.42 per diluted ADS, in the fourth quarter of fiscal 2006, and a net loss of US$2.5 million, or a net loss of US$0.20 per diluted ADS, in the first quarter of fiscal 2006.

The Company sold approximately 1.2 million image sensors in the first quarter of 2007, which represented a decrease of about 2.4 million units from its sale of around 3.6 million units in the fourth quarter of 2006. Separately, the Company provided approximately 8.2 million image sensors arising from its supply of services to a leading Japanese module maker in the first quarter of 2007, which represented an increase of about 2.6 million units from its supply of around 5.6 million units in the fourth quarter of 2006. So, in terms of combined figures, the Company sold and supplied a total of about 9.4 million image sensors in the first quarter of 2007, which represented an increase of roughly 0.2 million units from its sale and supply of around 9.2 million units in the fourth quarter of 2006.

Gross margin for the first quarter of fiscal 2007 was roughly 26%, compared to approximately 6% in the fourth quarter of fiscal 2006.

The Company expects its revenue in the second quarter of fiscal 2007 to sustain a percentage increase in the low thirties over the first quarter of fiscal 2007. The Company also expects to engage in its second quarter 2007 earnings announcement and earnings call on or before July 31, 2007.

Pixelplus will hold an investor conference call at 5:00 PM Thursday, July 5 (New York) / 10:00 PM Thursday, July 5 (London) / 5:00 AM Friday, July 6 (Hong Kong/Singapore) / 6:00 AM Friday, July 6 (Seoul/Tokyo). To access the Pixelplus investor call, please dial one of the following numbers: +1 480 629 9562 (North America) / +44 20 7190 1596 (Europe) / +81 3 3570 8179 (Asia). To obtain replay details for the call, available for a limited time, please contact Taylor Rafferty at the numbers provided below.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing, or unanticipated events or circumstances. The financial results for the first quarter of 2007 contained in this document have not been audited by Pixelplus’ independent registered public accountants.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu

Suwon-si, Gyeonggi-do, 443-766

Republic of Korea

+82-31-888-5300

OR

Taylor Rafferty:

London – Stewart Taylor at +44 (0) 20 7614 2900

New York – Allon Bloch at +1 212 889 4350

Seoul – Jisook Shim at +82 (0) 2 2000 5753

Tokyo – James Hawrylak at +81 (0) 3 5444 2730

Email pixelplus@taylor-rafferty.com

Pixelplus Co., Ltd.

Consolidated Statements of Operations

(In thousands, except per ADS data)

(Unaudited)

	THREE MONTHS ENDED			YEAR ENDED
	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2006	Dec. 31, 2006
Revenues	$4,373	$7,526	$10,305	$33,998
Products	2,426	5,990	9,204	28,504
Services	1,947	1,536	1,101	5,494

Cost of revenues	3,235	7,098	7,793	33,161
Products	2,776	6,620	7,587	31,633
Services	459	478	206	1,528

Gross profit	1,138	428	2,512	837

Operating expenses	2,861	5,549	4,068	19,183
Selling, general and administrative	1,363	3,466	2,961	12,984
Research and development, net of government grants	1,498	2,083	1,107	6,199

Income(loss) from operations	(1,723)	(5,121)	(1,556)	(18,346)

Other income(expense)
Interest income(expense), net	48	7	144	310
Foreign exchange gain (loss), net	32	(204)	(908)	(1,319)
Reversal of Allowance for Doubtful Accounts	499
Others, net	41	(142)	30	(115)

Income(loss) before income taxes, gain from equity method investments, dilution gain and minority interest	(1,103)	(5,460)	(2,290)	(19,470)
Income tax expenses	—	—	—	—
Income(loss) before gain from equity method investments, dilution gain and minority interest	(1,103)	(5,460)	(2,290)	(19,470)

Gain (loss) from equity method investments, net	—	(24)	—	6
Dilution gain from equity method investment and consolidated subsidiary	—	—	—	—
Minority interest	—	(22)	(199)	869

Before cumulative effect of change in accounting principle	(1,103)	(5,506)	(2,489)	(18,595)
Cumulative effect of change in accounting principle	—	140	—	140

Net income (loss)	($1,103)	($5,366)	($2,489)	($18,455)

Accretion of preferred shares	—	—	—	—

Net loss attributable to common shareholders	($1,103)	($5,366)	($2,489)	($18,455)

Loss per ADS – basic and diluted	($0.09)	($0.42)	($0.20)	($1.48)
ADSs used in computing loss per ADS – basic and diluted	12,922,212	12,850,144	12,288,494	12,508,108

Pixelplus Co., Ltd.

Consolidated Balance Sheets

(In thousands, except per ADS data)

(Unaudited)

	Mar. 31, 2007	Dec. 31, 2006
Assets
Cash and cash equivalents	4,184	12,989
Restricted cash	5,399	1,004
Accounts receivable, net	2,918	5,301
Inventories, net	5,928	5,298
Other current assets	2,730	2,385

Total current assets	21,159	26,977

Other non current assets	6,279	6,588

Total assets	$27,438	$33,565

Liabilities, minority interest and Shareholders’ equity
Trade accounts payable	3,649	3,571
Other accounts payable	1,123	1,388
Short-term borrowings	3,392	7,896
Other current liabilities	1,032	1,189

Total current liabilities	9,196	14,044

Long-term borrowings	133	177
Other non current liabilities	432	497

Total liabilities	9,761	14,718
Minority interest	—	—

Shareholders’ equity
Common stock	3,439	3,414
Additional paid-in capital	41,855	41,968
Accumulated other comprehensive loss	(143)	(163)
Accumulated deficit	(27,474)	(26,372)

Total Shareholders’ equity	17,677	18,847

Total liabilities, minority interest and Shareholders’ equity	$27,438	$33,565

The Company’s functional currency on a consolidated basis is the Korean won. The U.S. dollar amounts disclosed in the financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 941.1 Korean won to one U.S. dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on March 31, 2007. Such conversions should not be construed as representations that the Korean won amounts represent, have been, or could be, converted into, U.S. dollars at that or any other rate. Please note that the numbers specified for the fiscal year 2006 in the financial statements provided in the Company’s Form 20-F, which were converted at the rate of 930.0 Korean won to one U.S. dollar in effect on December 31, 2006, are different from the numbers specified for the fiscal year 2006 in the above financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

July 6, 2007